Exhibit 4.3

AMENDED AND RESTATED
NON-EMPLOYEE DIRECTOR COMPENSATION POLICY
OF THE BOARD OF DIRECTORS
OF
GORILLA TECHNOLOGY GROUP INC.

Effective Date: July 13, 2024
Approved: September 12, 2024

Non-employee members of the board of directors (the “Board”) of Gorilla Technology Group Inc. (the “Company”) shall be eligible to receive cash and equity compensation as set forth in this Amended and Restated Non-Employee Director Compensation Policy (this “Policy”). This Policy shall become effective on the date set forth above (the “Effective Date”). This Policy shall remain in effect until it is revised or rescinded by further action of the Board or the Compensation Committee of the Board (the “Compensation Committee”). The terms and conditions of this Policy shall supersede any prior cash or equity compensation arrangements between the Company and its directors. Each member of the Board who is not an employee of the Company or any parent or subsidiary of the Company is a “Non-Employee Director” for purposes of this Policy.

Annual Cash Compensation

Each Non-Employee Director shall receive the cash compensation set forth below for service on the Board. The cash compensation described in this Policy shall be paid automatically and without further action of the Board to each Non-Employee Director, unless such Non-Employee Director declines the receipt of such cash compensation by written notice to the Company. The annual cash compensation amounts shall be payable in four (4) quarterly installments in arrears following the end of each quarter in which the service occurred, pro-rated for any partial months of service. All annual cash fees are vested upon payment.

Annual Cash Retainer for Board Service

●	All Non-Employee Directors: $75,000

●	Lead Director: $90,000 (in lieu of above)

Annual Cash Retainer for Committee Service

In addition, a Non-Employee Director shall be eligible to receive the following additional annual cash retainers for service in the following roles:

Committee Chair:

●	Audit: $20,000

●	Compensation: $20,000

●	Nominating and Corporate Governance: $10,000

Committee Member:

●	Audit: $12,500

●	Compensation: $10,000

●	Nominating and Corporate Governance: $7,500

Equity Compensation

Each Non-Employee Director shall be granted the equity award set forth below for service on the Board. Beginning with the Annual Grant Date for 2024, the equity awards described in this Policy shall made, subject to approval by the Board or the Compensation Committee, to each Non-Employee Director as soon as administratively feasible following the later of (i) the Annual Grant Date for the applicable year, and (ii) the date that there exists sufficient shares available for issuance under the Company’s 2023 Omnibus Incentive Plan or its successor (the “2023 Plan”) and Certificate of Incorporation and such shares have been duly registered on a registration statement with the Securities and Exchange Commission, unless such Non-Employee Director declines the grant of such equity award by written notice to the Company.

On July 13 of each year (the “Annual Grant Date”), commencing with July 13, 2024, each Non-Employee Director who shall continue serving as a member of the Board thereafter shall receive an award of restricted share units (each, an “Annual Award”) under the 2023 Plan with a fair value equal to (i) in the case of the Lead Director, $300,000 and (ii) in the case of all the other Non-Employee Directors, $230,000. The number of shares subject to each Annual Award shall be equal to the fair value of the award divided by the average per share closing price for the twenty (20)-day period ending on the day prior to the Annual Grant Date (rounded down to the nearest whole unit).

In addition, if a Non-Employee Director is elected to the Board after July 13, 2024 and other than on an Annual Grant Date (such date, the “Off-Cycle Date”), subject to approval by the Board or the Compensation Committee, the Non-Employee Director shall receive an Annual Award as soon as administratively feasible following the Off-Cycle Date that is prorated based on the number of calendar days remaining before the next July 13. The number of shares subject to each prorated Annual Award shall be equal to the fair value of the award divided by the average per share closing price for the twenty (20)-day period ending on the day prior to the last Annual Grant Date occurring prior to the date that such Non-Employee Director is elected to the Board (rounded down to the nearest whole unit).

Each Annual Award shall become fully vested, subject to the applicable Non-Employee Director’s continued service as a director, on the earlier of (i) the twelve (12)-month anniversary of the Annual Grant Date and (ii) the consummation of a Change in Control (as defined in the 2023 Plan).

The Annual Awards shall be subject to the terms and conditions of the 2023 Plan (including any annual limits on non-employee director grants set forth in the 2023 Plan) and a restricted share unit agreement, including attached exhibits, in substantially the same form approved by the Board for employee grants subject to the terms specified above.

The Board may also approve other equity grants to the Non-Employee Directors under the 2023 Plan in addition to or lieu of grants described in this Policy.

Expenses

The Company shall reimburse the Non-Employee Directors for reasonable and customary out-of-pocket expenses incurred by the Non-Employee Directors in attending Board and committee meetings and otherwise performing their duties and obligations as directors.